Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No             X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2017)

Date, time and location:

July 24, 2017, at 02:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, n. 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.	The members of the Board of Directors unanimously approved the provision of guarantee, by the Company, in relation to the main and ancillary obligations related to the 6th (sixth) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), wholly-owned subsidiary of the Company, of simple debentures, non convertible into shares, unsecured, with personal guarantee, for public distribution with restricted placement efforts, pursuant to Instruction 476 of the Brazilian Securities and Exchange Commission issued on January 16, 2009, as amended (“Issuance” and “Debentures”), and, the provision of guarantee, by the Company, in relation to the main and ancillary obligations, to be undertaken under the Issuance, as well as the execution of the Issuance by Ipiranga.

1.1	The total issuance amount is R$ 1,500,000,000.00 (one billion, five hundred million Reais), on the Issuance date. 1.500.000 (one million and five hundred) debentures will be issued, in a single series. Nominal Unit Value of each Debenture on the Issue Date will be one thousand reais (R$ 1,000.00). The Debentures will have annual interest payments, amortization in 2 (two) annual and consecutive installments, and remuneration corresponding to 105.00% (one hundred and five percent) of the cumulative variation of the average Interbank Deposit DI rates calculated and disclosed daily by CETIP.

1.2	The Debentures will have a 5-year term, starting from the issuance date, except for the events of early maturity and early redemption offer.

1.3	The Guarantee will be provided without exception or reserve, and the Company will be the guarantor and principal payer, on a joint and several liability basis, of the main and ancillary obligations of Ipiranga in connection with the Debentures.

2.	The members of the Board of Directors authorized the Company´s Board of Executive Officers to practice all acts and formalities necessary to perform the resolutions herein included, and it may execute the Indenture, amendments and establish other terms and conditions of the guarantee.

Note: The resolutions were approved, without amendments or reservations, by all the members of the Board of Directors.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by the attending members of the Board of Directors

Paulo Guilherme Aguiar Cunha – Chariman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors)